CONFIDENTIAL
                                                                   ------------

                              [SKADDEN LETTERHEAD]



                                                 August 30, 2005


VIA EDGAR
---------
Craig D. Wilson
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:    Hyperion Solutions Corporation
                Forms 8-K filed on April 21, 2005, January 31, 2005, October 27, 2004 and July 21, 2004; and Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.
                File No. 0-26934

Dear Mr. Wilson:

         Set forth below are Hyperion Solutions Corporation's (the "Company") responses to the comments raised in the Securities and Exchange Commission's (the "Commission") follow-up letter to the Company dated August 4, 2005 (the "Comment Letter"). For your convenience, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

     1. With regard to your future disclosures surrounding auction rate securities we have the following comments:

          a. Explain that the reason for the reclassification was to comply with SFAS No. 95. Please note that we do not agree with your characterization of the reclassification, in the Form 8-K filed on April 21, 2005, as being "based on the latest interpretation of cash equivalents."

Mr. Craig D. Wilson
Securities and Exchange Commission
August 30, 2005
Page 2



     Response
     --------

         The Company will endeavor to explain that the reason for the reclassification was to comply with SFAS No. 95 in its future disclosures surrounding auction rate securities.

          b. Justify the classification of these securities as current by describing how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period.

     Response
     --------

         The Company will endeavor to describe its determination that it has a reasonable expectation of completing a successful auction in its future disclosures surrounding auction rate securities.

         Please feel free to call me at (650) 470-4590 should you have any further questions regarding this matter.

                                          Sincerely,

                                          /s/ Gregory C. Smith
                                          --------------------
                                          Gregory C. Smith


cc:   Tamara Tangen, SEC
      Stephen Krikorian, SEC
      David W. Odell, Hyperion Solutions Corporation